UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The registrant will hold its annual general meeting of shareholders (the “2026 Annual Meeting”) at Level 2, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China, on Wednesday, September 16, 2026 at 10:00 A.M. Beijing Time. The Board of Directors of the registrant has set the close of business U.S. Eastern Time on Wednesday, August 12, 2026 as the record date for the purpose of determining the shareholders of record entitled to notice of, and to vote at, the 2026 Annual Meeting or any adjournment(s) thereof. Beneficial owners of American depositary shares representing the registrant’s ordinary shares who present documentary proof of such beneficial ownership are welcome to attend the 2026 Annual Meeting as observers. The notice of the 2026 Annual Meeting is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

99.1	Notice of the Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SOHU.COM LIMITED

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: August 13, 2026